

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 4, 2008

Mr. Alton D. Heckaman, Jr.
Executive Vice President and Chief Financial Officer
Swift Energy Company
16825 Northchase Drive, Suite 400
Houston, Texas 77060

> **Re:** **Swift Energy**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 1, 2007**
> **Response letter dated December 21, 2007**
> **File No. 1-8754**

Dear Mr. Heckaman:

We have reviewed your response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-Q for the Fiscal Quarters Ended March 31, 2007 and June 30, 2007

Notes to Condensed Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Full Cost Ceiling Test, page 8

1. We note from your response to comment 1 of our letter dated December 7, 2007, that you will make in future filings all of the disclosures required by Codification of Financial Reporting 501.14. Please provide us with a draft of the expanded disclosures that you intend to include in future filings.

Engineering Comments

Business, page 4

Reserves Replacement Ratio and Reserves Replacement Cost, page 5

2.   In your response two to our December 7, 2007 letter, you did not agree to our request "to add an adjusted reserves replacement cost that includes the estimated costs to develop the proved undeveloped reserves." Your stated intention to make reference to the future development costs in the Standardized Measure does not present an adjusted reserve replacement cost. We reissue our prior comment two.

Sales volumes, Sales prices, and Production Cost Information, page 16

3.   In your response three to our December 7, 2007 letter, you agreed to disclose material effects of your hedging program. Our intention here is also the disclosure of the effectiveness of your hedging program. To provide investors with a clear understanding of the impact of your hedging program, disclose in this section your historical prices before and after the effects of your hedging program.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Gary Newberry at (202) 551-3761 or Ryan Milne at (202) 551-3688, if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact me at (202) 551-3489 with any other questions.

                                                Sincerely,

                                                Brad Skinner
                                                Senior Assistant
                                                Chief Accountant